C3



17017112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Anchor Asset Management, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East End Avenue, Suite 10A
(No. and Street)

New York	**NY**	**10075**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Gunter **212 421-4121**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

aKB

OATH OR AFFIRMATION

I, Michelle Gunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Asset Management, LLC, as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President - CEO

Title



Notary Public

2/27/2017

ANTHONY I INDELICATO
Notary Public, State of New York
No. 01IN6063303
Qualified in Kings County
Commission Expires Aug. 27, 2017

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

ANCHOR ASSET MANAGEMENT, LLC
DECEMBER 31, 2016

CONTENTS

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Member
Anchor Asset Management, LLC

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC, as of December 31, 2016, and the related statements of operations, changes in member equity, and cash flows for the year then ended. These financial statements are the responsibility of Anchor Asset Management, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anchor Asset Management, LLC as of December 31, 2016, and the results of operations, changes in member equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Leigh J. Kremer, CPA
Red Bank, New Jersey
February 24, 2017

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash	$	82,782
Fees receivable		63,084
Prepaid expenses		3,955
TOTAL ASSETS	$	149,821

LIABILITIES AND MEMBER EQUITY

LIABILITIES		
Accrued expenses	$	7,880
TOTAL LIABILITIES		7,880
MEMBER EQUITY		141,941
TOTAL LIABILITIES AND MEMBER EQUITY	$	149,821

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Finders' fees	$228,993
EXPENSES	
Professional fees	$50,350
Insurance expense	2,361
Telephone & internet	1,340
Salaries	90,000
General administration	23,308
TOTAL EXPENSES	167,359
INCOME FROM OPERATIONS	$61,634
OTHER INCOME:	
Interest income	9
NET INCOME BEFORE INCOME TAX PROVSION	$61,643
PROVISION FOR INCOME TAXES	0
NET INCOME	$61,643

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

BEGINNING BALANCE JANUARY 1, 2016	$	80,298
Capital Withdrawals		0
Net Profit		61,643
ENDING BALANCE DECEMBER 31, 2016	$	141,941

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit	$	61,643
Adjustments to reconcile net profit to net cash used in operating activities:		
Changes in Assets and Liabilities:		
Fees receivable		(20,445)
Accrued expenses		(4,774)
NET CASH PROVIDED BY OPERATING ACTIVITIES		36,424
NET INCREASE IN CASH		36,424
CASH, BEGINNING OF YEAR		46,358
CASH, END OF YEAR	$	82,782

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2003 under the laws of the state of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company is wholly owned by The Manhattan Trust, a Guernsey Island Trust, pursuant to a trust agreement dated April 17, 2003.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year, and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. The Company considers all fees receivable at December 31, 2016 to be collectible, and no allowance for doubtful accounts is deemed necessary.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed on a straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income.

The Company files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2013. The years subject to examination by taxing authorities are 2015, 2014 and 2013. The Company determined that there are no uncertain tax positions that would require adjustments in the financial statements.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $74,901 which exceeded its requirement by $69,901. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2016, this ratio was 0.11:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 4 - Commitments

Whereas the firm uses space suitable for business as a broker/dealer, in the home of the CEO since December 2014. No amount will be charged to the firm in any capacity for past, present or future use. The firm uses minimum space and no sublease exists.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 5 - Concentrations

The Company maintains its cash balance in a financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2016, the Company provided services to one customer comprising 100% of total revenues.

One customer represented 100% of the Company's fees receivable at December 31, 2016.

Note 6 - Income Taxes

Deferred tax assets are provided on the Company's available federal net operating loss carry-forwards of approximately $2,146,401, expiring through 2033. These are available to offset future taxable income and are comprised of the following:

At December 31, 2016, the Company has recorded a deferred gross tax asset of $942,136. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria of accounting for deferred income taxes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The deferred tax valuation allowance decreased by $18,864 during 2016.

Note 7 - Property and Equipment

Property and equipment, net at December 31, 2016 consists of the following:

Furniture and fixtures	$	6,082
Technology equipment		17,277
		23,359
Less: Accumulated depreciation		23,359
Property and equipment, net	$	-0-

Property and equipment was fully depreciated as of December 31, 2016.

Note 8 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2016, through the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

ANCHOR ASSET MANAGEMENT, LLC
SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2016

Schedules I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

NET CAPITAL	
Total Member's Equity	$ 141,941
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	(67,040)
NET CAPITAL	74,901
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 69,901
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 7,880
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.11:1
EXCESS NET CAPITAL PREVIOUSLY RECORDED	$ 69,901
EXCESS NET CAPITAL PER THIS REPORT	$ 69,901

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OR RULE 17A-5:

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its initial unaudited Part II A FOCUS Report as of December 31, 2016.

Anchor Asset Management, LLC
One East End Avenue
New York, NY 10075
(212) 421-4121

December 31, 2016

Rule 15c3-3 Exemption Report

Anchor Asset Management, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Anchor Asset Management, LLC states the following:

Anchor Asset Management claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Anchor Asset Management, LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

____
Michelle Gunter, Chief Executive Officer

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Anchor Asset Management, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Anchor Asset Management, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Anchor Asset Management, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Anchor Asset Management, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Anchor Asset Management, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Leigh J. Kremer, CPA
Red Bank, N.J.
February 24, 2017

Samuels, Reschelle

From: Paul Ebert <pebert@bigapplegrp.com>
Sent: Friday, May 19, 2017 11:02 AM
To: Samuels, Reschelle
Cc: Michelle Gunter
Subject: 8-66126 ANCHOR ASSET MANAGEMENT LLC 12-31-2016

Dear Ms. Samuels.

The firm request that Anchor Asset Management LLC's annual audit report marked "confidential" be made available for public inspection.

Best Regards,
Paul Ebert
Financial Operations Principal
--
Paul Ebert
Big Apple Group
17 State St - Suite 4000
New York, NY 10004
201-738-9373